Avricore Health Inc.

(former VANC Pharmaceuticals Inc.)

Management’s Discussion & Analysis

For the three months ended

March 31, 2019

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (former VANC Pharmaceuticals Inc.) (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the three months ended March 31, 2018 and as is on May 25, 2019. This MD&A should be read in conjunction with the un-audited financial statements of the Company for the three months ended March 31, 2019 and the related notes thereto.

Our financial statements are prepared in accordance International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. (former VANC Pharmaceuticals Inc.) can be found on the SEDAR website (www.sedar.com) and on the Company’s website (www.vancpharm.com).

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results for the three months ended March 31, 2019 and 2018 in Avricore’s annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

Overview

Avricore Health Inc. is a total health innovator capitalizing on technological advancements and consumer health trends, offering consumers and health providers the ability to take control of spending and health outcomes.

The company had delivered an effective range of generic pharmaceuticals in the past as VANC Pharmaceuticals Inc.  Since it’s repositioning in late 2017 and official rebranding in late 2018 the company’s new focus is now on health innovations in revolutionary point-of-care-technologies (POCT) for targeted health therapies.  Through the company’s proprietary software platform, technology and data, Avricore foresees securing opportunities to distribute endocannabinoid products, nutraceuticals and medicinal cannabis.

To complete its repositioning and refocused marketing plan, Avricore Health launched a new website, www.avricorehealth.com,  in April 2019.

Avricore sees the community pharmacy as underutilized and has identified an opportunity as a healthcare centre and is committed to supporting their ability to deliver innovation to the modern healthcare consumers. Our company hopes to improve health outcomes for patients and lower overall healthcare system costs in this way, bridging traditional healthcare platforms with disruptive innovations and eventually achieving the healthcare cost savings government and private payors are seeking to achieve

Avricore Health innovations proudly include partnerships with companies, such as Molecular You, to deliver a proprietary cannabis test called MyCannabisPGX delivered through the Avricore HealthTab Platform, which provides better decision support for safe and effective use of medical cannabis.  This summer, a pilot project will see this test offered in pharmacies in the Greater Toronto Area, with the view to expand nationally.

This is all possible thanks to our HealthTab™ technology, which provides lab-accurate results for specific blood work within 12 minutes installed at the pharmacy and administered by the attending pharmacist, the patient can quickly access up to 21 bio-markers.  The advantage of this is innovation is that a consumer can quickly access data on their health with simple patient assisted finger prick to share with their physician and healthcare team, track their health overtime, measure the impacts of therapies they are under taking and screen for potential health risks.

HealthTab™ allows for these innovations to be accessed in a low barrier manner at the community pharmacy level for a balanced cost. The pharmacist also is able to benefit from this new revenue stream, build a deeper relationship with clientele and fully realize their ability to deliver lower cost healthcare support.

Currently, the company has been engaged in pilot programs across the county to optimize this offering. Pharmacist and patient feedback has been gathered from these programs to support a broader launch into several pharmacy chains. Currently there are late stage discussions with major pharmacy chains, as well as a strong prospect list for future expansion.

Another acquisition includes an online education and direct sales platform to pharmacists called Corozon Platform.  This innovative platform experienced success in attracting a subscription paying consumer base and generating revenues.  Avricore is looking to utilize the platform as a medical cannabis education portal and direct sales platform and is currently in the process of developing this model for a launch by 2020.

The company generates revenue from Hemafer, it’s iron replacement therapy, and continues to expand sales of Hemafer increasing both the geographic scope and volume of sales by adding Calgary Co-Op, Value Drug Mart and Sobey’s in 2018.

Revenues for the CortiVera 0.5% creams and ointments, as well as SennAce, have ceased production as per plan.  The remaining inventory has been rolled out for sale.  Revenues for CortiVera were significantly impacted by aluminium tariffs and the increased in API price, meaning it saw steep profit decline in this period. Currently, only one generic product remains, Sildenafil, however; marketing is projected to stop in summer 2019.

Avricore is focused on expanding and further deploying its HealthTab and online Corozon Platform to best meet the current community pharmacy sector’s needs. Community pharmacy is expected to focus increasingly on cognitive services with attendant point of care testing as well as medical cannabis in the future. These offer the pharmacy new ways to generate revenue as their margins are being reduced by changes in generic drug reimbursement with the Pan-Canadian Select Molecule Price Initiative for Generic Drugs that has come into effect on the 1st April 2018.

Avricore commissioned external consultants to initiate an audit of its business operations and to implement best practice solutions to its regulatory, marketing and sales initiatives. As a first step, the company is implementing a comprehensive sales reporting and benchmarking program to support marketing and sales activities. Furthermore, Avricore has appointed Philippe Ugnat as a Strategic Advisor to help drive the corporate growth and strengthen the Company’s presence in the Province of Ontario and Québec.

Adding to the capacity of the Avricore team are board advisors Hector Bremner, Ray Chepsiuk and Mark Zhou.

Mr. Bremner’s past experience as a senior advisor to BC’s Minster of International Trade and Deputy Premier, as well as being an elected Councillor in Vancouver BC, complements his 15 years of senior level marketing and communications roles. He joined Avricore in January 2019 as Board Advisor, Strategic Communications and Government Relations. In June 2019, he will become Avricore’s Vice-President of Strategic Communications and Public Affairs.

Mr. Chepsiuk’s illustrious career has seen him recognized many times for excellence.  He has been a pharmacy owner and served for two decades as the Commissioner (CEO) Pharmaceutical Advertising Advisory Board (PAAB) where he oversaw the advertising standards for pharmaceuticals in Canada.  He is considered the leading authority on standard of practice and guides Avricore in maintaining the highest standards of practice.

Mr. Zhou is also a pharmacy owner, President of the Chain Drug Store Association of BC and a lecturer at UBC’s School of Pharmacy.  He also serves as the Pharmacy Services Manager for McKesson Canada.  His invaluable insight into the current pharmacy environment provides Avricore with the market knowledge it needs to succeed and enhances it’s business development strategies.

Management has laid the foundations and positioned the company to capitalize on the changing community pharmacy environment. Over the next several months Avricore will embark on, and announce, several initiatives that will increase sales of its core businesses including OTC products and point of care testing.

HealthTab Point of Care Tests

•Pharmacies continue to face severely reduced revenues as a result of pricing changes by the Government of Canada, as well as regional government actions against rebates. As a result, pharmacy owners are actively looking for innovations in service and value-added services, like HealthTab, to support their businesses growth beyond the traditional dispensing model.

•Since being acquired by Avricore Health Inc. (formerly VANC Pharmaceuticals Inc.), HealthTab has focused on streamlining operations to reduce the time and costs associated with new deployments.

•Key developments in the later quarters of the year have included:

oExpanding HealthTab into more pharmacy locations in Ontario.

oDeveloping 7 new pharmacy partner locations in Ontario with a major chain in the GTA were launched in the year ended December 31, 2018.

oExpansion in service billables with eight locations in the GTA showing an increase over 30% YoY.

•Continued to negotiate new PoC service integrations to expand the HealthTab testing menu.

Corozon Platform

This first of its kind, pharmacist facing, portal platform addressing technology and point of care was acquired 2018 is comprised of two modules:

•Corozon Academy (e-learning)

•Corozon Store (e-commerce)

Scheduled to be re-branded and launched in late 2019, this educational tool and distribution channel will be the first online portal for pharmacists seeking reliable and accurate product knowledge on medicinal cannabis.

The upfront and on-going subscription-based model also allows us to efficiently market new services and products directly to pharmacists throughout Canada such as cannabis modules.  Also supports White Label opportunities and other product distribution potential.

As the full launch of the Corozon platform was postponed during the year ended December 31, 2018 the value of the Corozon platform was written down to $1 as at December 31, 2018.

Non-Prescription and Generic Products

Endocannabinoid-Supporting Product Line

•Avricore Health’s partner, Emerald Health Therapeutics has filed for approval of its endocannabinoid-supporting product line with Health Canada Natural and Non-prescription Health Products Directorate (NNHPD).

•Once Emerald Health Therapeutics receives approval, the endocannabinoid-supporting product line will be made available for sale on the Corozon Platform shortly thereafter.

Hema-Fer

•New physician samples and updated marketing materials to medical clinics continued to be distributed.

•Sales of Hema-Fer through the Amazon store continue to be consistent. New marketing initiatives have been explored and will be launched shortly to drive traffic.

•Hema-Fer has been listed by a significant pharmacy partner in Atlantic Canada, which will drive sales in the next quarter.

•Avricore continues to have discussions with pharmacy partners to expand the scope of listings to position Hema-Fer as the brand name heme iron supplement of choice.

CortiVera

•Avricore Health has previously made the decision not to move forward with further manufacturing of CortiVera 0.5% cream, CortiVera 0.5% ointment and CortiVera Plus 1% ointment. In line with this earlier decision, existing inventory was rolled out but no further production was initiated.



SennAce

•Avricore Health has previously made the decision not to move forward with further manufacturing of this product. In line with this earlier decision, existing inventory was rolled out but no further production was initiated.

Generic Prescription Products

•Avricore continued the process of winding down its generic portfolio, moving all DINs to Dormant status with Health Canada, and working with regulatory consultants to ensure compliance with Health Canada until such a point when we can completely exit the market.

•The Company is in discussions to explore opportunities that can potentially expedite its exit from this market to reduce ongoing regulatory costs.

RESULTS OF OPERATIONS – Three MONTHS ENDED march 31, 2019

Revenue

The gross revenue was $50,302 for the three months ended March 31, 2019 (2018: $309,788). Net sales were $50,302 for the three months ended March 31, 2019 (2018: $155,092) after deducting the cost of customer marketing and promotional incentives of $nil (2018: $154,696) for the three months ended March 31, 2019. $27,350 of revenue recognized in a prior period was reversed in the current period.

The decrease in gross revenues for the three months ended March 31, 2019 is in part due to change in corporate strategy that the Company is going through during the period as described elsewhere in this MD&A.

The Company reviewed its portfolio and is discontinuing generic products.

The Company’s sale of higher margin Hemafer (BTC) is showing better acceptance within the medical community. The product is listed with all the major distributor’s in Canada. There has been a positive trend in the sale of the BTC product from quarter to quarter and the majority of the revenue in the period came from Hemafer.

Manufacturing

The Company does not have its own manufacturing facilities and currently relies, and expects to continue to rely, on the third-party manufacturers of the product. The Company has an agreement in place with a local manufacturer in Richmond, BC for the manufacturing of Hemafer

Other Operating Expenses

Management improved the disclosure on expense classification to monitor separate activities cost. Selling and Marketing expenses include all expenses related to sales personnel, selling and marketing, and distribution costs. Product registration and development includes all expenses related to acquiring new drugs, scientific consulting, regulatory fees and regulatory personnel. General and administrative cost includes expenses associated with running the day-to-day operations of the business.

Selling and Marketing Expenses

The Company spent $241,934 on sales and marketing (2018: $138,004). The sales and marketing expense consist of sales personnel payroll cost of $55,578 for the three months ended March 31, 2019 (2018: $48,277); marketing and advertising costs in relation to the product sales and promotion in the amount of $174,024 for the three months ended March 31, 2019 (2018: $71,582), logistics and distribution cost of $12,332 for the three months ended March 31, 2019 (2018: $17,185).

The increase in the Selling and Marketing expense compared to prior periods is due to a change in corporate strategy as described elsewhere in this MD&A affecting the products and services provided to customers.

Major general and administrative expense changes

	Three months ended March 31,
	2019	2018
	$	$
Consulting	117,000	18,000
Management fee	37,500	78,479
Product registration and development	4,901	72,130
Share based compensation	28,904	226,932

The decrease in management and increase in consulting fees during the three months ended March 31, 2019 compared to the same period of 2018 was mainly due to hiring consultants experienced in business development and promoting contemporary innovative services in pharmaceutical industry. All other general and administrative expenses were reduced significantly during the three months ended March 31, 2019 due to the Company changing its major business direction and entering into new areas. The change requires detailed analysis of the market, change in the office personnel and accordingly reduction in office and payroll expenses.

All the General and Administrative expenses are in line with the normal course of business operations.

Share-based compensation of $28,904 was recognized during the three months ended March 31, 2019 (2018: $226,932) for stock options vested during the current period. The decrease relates to the higher number of stock options vested during the comparative period of the previous year. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2018. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Mar 2019	Dec 2018	Sep 2018	Jun 2018	Mar 2018	Dec 2017	Sept 2017	Jun 2017
	$	$	$	$	$	$	$	$
Gross revenue	50,302	327,349	30,737	160,087	309,788	261,309	523,088	645,078
Net sales	50,302	89,202	(2,957)	159,789	155,092	112,537	124,442	180,249
Gross profit (loss)	12,430	(115,305)	(97,651)	112,111	97,929	51,300	78,334	46,738
Other operating expenses	570,205	772,256	639,730	740,676	532,509	613,189	570,502	406,434
Write-down of inventories	363	67,947	61,755	74,868	22,455	298,260	56,359	51,138
Share-based compensation	28,904	38,537	9,300	97,369	226,932	133,896	51,460	9,059

Net Loss	585,137	1,969,234	682,799	800,802	683,967	994,045	599,987	419,893
Loss/Share	(0.01)	(0.03)	(0.02)	(0.03)	(0.02)	(0.04)	(0.03)	(0.03)
Total Assets	970,189	1,200,205	2,814,837	2,882,936	2,489,118	2,900,186	1,411,412	2,206,409

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through the issuance of common shares. The Company commenced to commercialize its generic and OTC products during the second half of 2015 but has not been able to generate positive cash flows from its operating activity yet. Management anticipate that additional financings or capital requirements to fund the current commercial operations and working capital will be required to grow the business to a sustainable level.

Cash flows

Sources and Uses of Cash:

	Three Months Ended March 31
	2019	2018
	$	$
Cash used in operating activities	(277,505)	(418,269)
Cash used in investing activities	-	(50,000)
Cash provided by financing activities	315,150	118,300

Cash and Cash Equivalents, closing balance	122,086	209,764

There is an overall cash inflow of $37,645 for the three months ended March 31, 2019 compared to cash outflow of $349,969 in comparable period in 2018. The change in cash provided or used by carious types of activities is the result of change in business direction in 2019 compared to 2018.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

•the extent to which we will be commercially successful in launching our new OTC and Generic products

•to the extent of liquidation of the existing inventory of Generics and OTCs

•the size, cost and effectiveness of our sales and marketing program, distributions and marketing arrangements.

As at March 31, 2019, the Company had working capital of $261,610 (December 31, 2018: $439,228). We believe that our cash on hand, the expected future cash inflows from the sale of our products, net proceeds from the warrants exercised, if any, may not be sufficient to finance our working capital within the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Reporting date

Common Shares	45,620,219
Stock Options	3,080,072
Stock Warrants	13,852,264

COMMITMENTS AND AGREEMENTS

Leased premises

The Company has entered into contracts for leased premises, which expire in September 2021. Total future minimum lease payments under these contracts are as follows:

March 31, 2019
$
Within 1 year	50,958
2 – years	45,861
96,819

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS. These accounting principles require the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection recoverability of inventories, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 and 3 of our yearly consolidated financial statements for the year ended December 31, 2018.

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. Provision is calculated based on the expiry date. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon successful completion of shipment of pharmaceuticals. Provisions for sales discounts, incentives, and rebates and returns are made based upon historical experiences.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Intellectual property

The recoverability of the carrying value of the intellectual property is dependent on successful development and commercial stage to the point where revenue is possible. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore’s products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

Economic dependence

The Company currently has licensing arrangements with three manufacturers to purchase, distribute and commercialize their drug molecules in Canada. The Company derives over 88% of its gross sales from three major national distributors for the three months ended March 31, 2019. The ability of the Company to sustain operations is dependent on the continued operation of these customers. The launch of new OTC products diversifies the Company’s portfolio and reduces the risk of the economic dependence.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and asset acquisition liability. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable, but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at March 31, 2019 (December 31, 2018 – 51% from one customer).

Pursuant to their collective terms, accounts receivable was aged as follows:

	March 31, 2019	December 31, 2018
	$	$
Not past due	20,912	223,249
0 – 30 days past due	33,618	25,165
31 – 90 days past due	29,379	1,945
Over 90 days past due	44,515	29,921
	128,424	280,280

As at March 31, 2019 and December 31, 2018, the allowance for doubtful accounts receivable was $nil.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at March 31, 2019, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $325,305 (December 31, 2018 - $314,239).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

RELATED PARTY TRANSACTIONS

Related party transactions are shown below:

	Three months ended March 31,
	2019	2018
	$	$
Professional fees	15,000	10,000
Management and consulting fees	37,500	-
Salaries and benefits	-	78,513
Share-based compensation	-	220,915
	52,500	309,428

As at March 31, 2019 and December 31, 2018, there was no payables to related parties included in accounts payable and accrued liabilities.

Salaries and benefits, and management fees are paid to Mr. Bob Rai, Chief Executive Officer.

Accounting fees are paid to a company of which chief financial officer of the Company is employee. Subsequent to the year end current CFO resigned and incoming CFO was appointed.

Share-based compensation relates to stock options granted and vested to management and directors of the Company during the three months ended March 31, 2019 and 2018.

All related party transactions were in the normal course of business operations.

ACCOUNTING STANDARDS ISSUED, BUT NOT YET IN EFFECTIVE

The following is an overview of accounting standard changes that the Company will be required to adopt in future years.

IFRS 16 – Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee The IASB issued IFRS 16, Leases, in January 2016, which replaces the current guidance in IAS 17. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

The Company expects that the impact of IFRS 16 will have on its consolidated financial statements is to record a right to use asset with an offsetting liability for its existing leases, as well as additional disclosure.

The Company estimates the value of the right-of-use assets and corresponding lease liability to be approximately $100,000 on recognition.

Other new standards or amendments are either not applicable or not expected to have a significant impact on the Company’s consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.